FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Kaufman, Stephen P.	2. Issuer Name and Ticker or Trading Symbol Arrow Electronics, Inc. (ARW)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Arrow Electronics, Inc. 50 Marcus Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Year December 2002
(Street) Melville, NY 11747		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock(1)							29,087	I	Held in the Company's Employee Stock Ownership Plan.
Common Stock(2)							39,275	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Benefit Plan Stock Option	19.00						12/9/94	12/9/03	Common Stock	25,000		25,000	D
Employee Benefit Plan Stock Option	20.575						2/22/96	2/22/05	Common Stock	166,666		166,666	D
Employee Benefit Plan Stock Option	21.41						2/22/96	2/22/05	Common Stock	166,667		166,667	D
Employee Benefit Plan Stock Option	22.28						2/22/96	2/22/05	Common Stock	166,667		166,667	D
Employee Benefit Plan Stock Option	20.9375						2/13/97	9/15/05	Common Stock	25,000		25,000	D
Employee Benefit Plan Stock Option	26.0625						12/13/97	9/15/05	Common Stock	50,000		50,000	D
Employee Benefit Plan Stock Option	29.0625						2/25/98	9/15/05	Common Stock	30,000		30,000	D
Employee Benefit Plan Stock Option	32.25						12/18/98	9/15/05	Common Stock	25,000		25,000	D
Employee Benefit Plan Stock Option	15.4375						3/3/00	9/15/05	Common Stock	39,350		39,350	D
Employee Benefit Plan Stock Option	20.3750						12/15/00	9/15/05	Common Stock	65,000		65,000	D
Employee Benefit Plan Stock Option	26.45						2/27/03	9/15/05	Common Stock	17,000		17,000	D
Employee Benefit Plan Stock Option	20.42						6/17/03	9/15/05	Common Stock	120,000		120,000	D

Explanation of Responses:

(1) Held in the Company's Employee Stock Ownership Plan. Based on the Employee Stock Ownership Plan Statement of Account as of December 31, 2001.
(2) Includes shares subject to the vesting provisions of the Company's Restricted Stock Plan.

By: /s/ Lori McGregor Attorney-in-fact **Signature of Reporting Person	2/7/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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